Exhibit 99.1
Shinhan Financial Group 2017 1H Business Results

On July 20, 2017, Shinhan Financial Group released its business results for 2017 1H. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and will be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Business Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		2Q 2017	1Q 2017	QoQ Change (%)	2Q 2016	YoY Change (%)
Revenue*	Specified Quarter	5,957,994	13,800,957	-56.83	6,730,292	-11.47

	Cumulative	19,758,951	13,800,957	—	15,424,131	28.10

Operating Income	Specified Quarter	1,155,536	1,298,260	-10.99	890,183	29.81

	Cumulative	2,453,796	1,298,260	—	1,545,609	58.76

Income before Income Taxes	Specified Quarter	1,189,517	1,305,715	-8.90	905,449	31.37

	Cumulative	2,495,232	1,305,715	—	1,588,556	57.08

Net Income	Specified Quarter	901,902	1,007,254	-10.46	700,428	28.76

	Cumulative	1,909,156	1,007,254	—	1,488,120	28.29

Net Income Attributable to Controlling Interest	Specified Quarter	892,032	997,098	-10.54	683,467	30.52

	Cumulative	1,889,130	997,098	—	1,454,791	29.86

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Business Results of Shinhan Bank (consolidated)

(KRW million)

Item		2Q 2017	1Q 2017	QoQ Change (%)	2Q 2016	YoY Change (%)
Revenue*	Specified Quarter	2,167,990	8,529,152	-74.58	3,201,950	-32.29

	Cumulative	10,697,142	8,529,152	—	7,858,144	36.13

Operating Income	Specified Quarter	728,884	662,310	10.05	548,301	32.94

	Cumulative	1,391,194	662,310	—	969,768	43.46

Income before Income Taxes	Specified Quarter	749,787	672,407	11.51	566,590	32.33

	Cumulative	1,422,194	672,407	—	1,010,889	40.69

Net Income	Specified Quarter	569,824	534,578	6.59	451,985	26.07

	Cumulative	1,104,402	534,578	—	1,026,633	7.58

Net Income Attributable to Controlling Interest	Specified Quarter	569,766	534,556	6.59	451,848	26.10

	Cumulative	1,104,322	534,556	—	1,026,690	7.56

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Business Results of Shinhan Card (consolidated)

(KRW million)

Item		2Q 2017	1Q 2017	QoQ Change (%)	2Q 2016	YoY Change (%)
Revenue*	Specified Quarter	1,160,957	1,542,469	-24.73	1,139,002	1.93

	Cumulative	2,703,426	1,542,469	—	2,270,110	19.09

Operating Income	Specified Quarter	297,669	530,111	-43.85	267,922	11.10

	Cumulative	827,780	530,111	—	457,890	80.78

Income before Income Taxes	Specified Quarter	296,468	526,573	-43.70	267,359	10.89

	Cumulative	823,041	526,573	—	456,602	80.25

Net Income	Specified Quarter	228,318	401,388	-43.12	206,283	10.68

	Cumulative	629,706	401,388	—	355,167	77.30

Net Income Attributable to Controlling Interest	Specified Quarter	229,385	401,792	-42.91	206,347	11.16

	Cumulative	631,177	401,792	—	355,185	77.70

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues